UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F


I. General Identifying Information

1.  Reason fund is applying to deregister:  Abandonment of Registration

2.  Name of fund:  The Scott James Fund, Inc.

3.  Securities and Exchange Commission File No.: 811-9809

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F: Amendment

5.  Address of Principal Executive Office:
    6700 Arlington Blvd.  Falls Church, VA  22042

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
    Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:
    Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

8.  Classification of fund:  Management company

9.  Subclassification if the fund is a management company:  Open-end

10. State law under which the fund was organized or formed:  Virginia

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
    The Scott S. James Company
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
    The Scott James Fund, Inc.
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

13. If the fund is a unit investment trust ("UIT") provide:
    (a) Depositor's name(s) and address(es):  N/A
    (b) Trustee's name(s) and address(es):  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund? N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
    Yes
    If Yes, state the date on which the board vote took place:
    April 9, 2004
    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
    Yes
    If Yes, state the date on which the shareholder vote took place:
    June 11, 2004

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [ ] Yes  [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

    (b) Were the distributions made on the basis of net assets?

    [ ] Yes  [ ] No

    (c) Were the distributions made pro rata based on share ownership?

    [ ] Yes  [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:
        Were any distributions to shareholders made in kind?

        [ ] Yes  [ ] No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

    [ ] Yes  [ ] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [ ] Yes  [ ] No

    If No,
    (a) How many shareholders does the fund have as of the date this form if filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ] Yes  [ ] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes  [ ] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes  [ ] No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:

          (ii)  Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv)  Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for the unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes  [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
    No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? Yes the fund will engage in business and have fewer than 100 shareholders, relying on Act section 3(c)1. There are presently 39 shareholders. The fund is not presently making a public offering and does not intend to make a public offering. Shareholders were notified by proxy and approved of the fund's intention to deregister under the act on June 11, 2004.

VI. Mergers Only

26. (a)  State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the Merger: 811-________

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Scott James Fund, Inc., (ii) he is the President of The Scott James Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/Scott S. James
Scott S. James